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                              MAGINET CORPORATION
                               405 TASMAN DRIVE
                          SUNNYVALE, CALIFORNIA 94089

                               December 30, 1996


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attn:  Nancy Oremland, Esq.
       John Weitzel, Esq.
       Melanie Fowler, Esq.
       James M. Daley, Esq.

       Re:  MAGINET CORPORATION REGISTRATION STATEMENT ON FORM S-1
            (FILE NO. 333-12185):
            REVOCATION OF REQUEST FOR ACCELERATION OF EFFECTIVENESS AND REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A

Ladies and Gentlemen:

    Due to market conditions MagiNet Corporation (the "Registrant") hereby revokes the acceleration request filed with the Securities and Exchange Commission on December 12, 1996 with respect to the Registrant's Registration Statement on Form S-1 (File No. 333-12185), pursuant to which the Registrant had requested that its Registration Statement be declared effective at 4:30 p.m. Eastern Standard Time on Monday, December 16, 1996. In addition, the Registrant hereby revokes its December 5, 1996 request that the Commission make the Registrant's Form 8-A Registration Statement effective simultaneous with the effectiveness of the Form S-1.

    The Registrant also hereby withdraws the Registrant's Form 8-A Registration Statement filed December 5, 1996, to prevent such Registration Statement from automatically becoming effective within sixty days. Please note that the Registrant is not withdrawing its Registration Statement on Form S-1 at this time. Thank you for your attention to this matter.

                                            Sincerely,

                                            MAGINET CORPORATION

                               By:          /s/ JAMES A. BARTH
                                            --------------------------
                               Print Name:  James A. Barth
                               Title:       Executive Vice-President, Chief
                                            Financial Officer